

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 7, 2017

Jennifer D. Arasimowicz, Esq.
General Counsel
FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, Connecticut 06810

   Re: **FuelCell Energy, Inc.**
      Preliminary Proxy Statement on Schedule PRE 14A
      Filed October 27, 2017
      File No. 001-14204

Dear Ms. Arasimowicz:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            /s/ Amanda Ravitz

            Amanda Ravitz
            Assistant Director
            Office of Electronics and Machinery

cc: Corey J. Sheahan, Esq.
    Foley & Lardner LLP